October 22, 2008
Via EDGAR Submission and FedEx
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St. NE, Mail Stop 4561
Washington, DC 20549-7010
Attn: Jennifer Gowetski, Senior Counsel

Re:	Response to SEC Comment Letter dated October 7, 2008 regarding the Company’s Form 10-K for fiscal year ended December 31, 2007 (File No. 001-32417) and Proxy Statement on Schedule 14A (File No. 001-32417)
Dear Ms. Gowetski:
The following is the response of Education Realty Trust (the “Company”) to the comments contained in the Staff’s comment letter dated October 7, 2008 concerning the above-referenced Form 10-K for the fiscal year ended December 31, 2007 and the 2008 Proxy Statement on Schedule 14A, filed April 9, 2008 (the “2008 Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.
Item 2. Properties, Page 23
1.
We note the disclosure on page 24 that you do not provide operating data on the Place Portfolio because those properties were leased, and we further note the disclosure on page 35 regarding the base rental income for the Place Portfolio. Please revise in future filings your disclosure on page 24 to include the revenues collected from the Place Portfolio in order to compare revenue generated by operating the Place Portfolio in 2008 versus the lease arrangement in 2007.

RESPONSE: We note the Staff’s comment and advise the Staff that in future filings, beginning with its Form 10-K for the year ending December 31, 2008 (“2008 10-K”), the Company will include operating data on the Place Portfolio for 2008 in our disclosure on page 24. Furthermore, we respectfully advise the Staff that we believe that including lease revenue data for the period prior to the lease termination would be confusing and potentially misleading as current operating revenue and prior lease revenue do not economically represent the same concept. However, beginning with the 2008 10-K, we will include specific disclosure below the table on page 24 that will cross reference our MD&A section of the 2008 10-K and our discussion of the lease termination and its impact on the Company’s financial results period over period, which will include a quantification of the financial impact of our managing the Place Portfolio in 2008 versus our lease arrangement in 2007.

Securities and Exchange Commission
October 22, 2008

DEF 14A
2.
We note the disclosure on page 22 that there are two components of incentive compensation: (1) pre-tax net operating income and (2) individual achievement of predetermined objectives. Please revise to disclose the actual target amount for the first component and describe the predetermined objectives outlined for each named executive officer. Also, provide a more in-depth analysis of how the results with respect to each component impacted the actual bonus amounts paid to each named executive officer. Please tell us how you intend to comply and provide such disclosure in future filings as applicable. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE: We note the Staff’s comment and in the Company’s future filings will provide a description of individual predetermined objectives for each named executive officer, generally consistent with the level of disclosure provided supplementally below with respect to 2007 bonus objectives, if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, and unless disclosure of such measures would result in competitive harm to the Company; however, for the reasons described below, we believe that disclosure of specific target levels of budgeted pre-tax net operating income (“NOI”) would result in competitive harm to the Company. In instances where the Company believes any or all of the individual objectives are immaterial or such disclosure would result in competitive harm, the Company respectfully submits that it will omit such disclosure and instead provide a discussion of the general nature of the strategic objectives for the applicable named executive officers and the difficulty in achieving such objectives. The Company understands that such disclosure must be sufficient to enable an investor to understand the level of difficulty required. In addition, generally consistent with the presentation below, the Company intends to provide a more in-depth analysis of how the results with respect to each component impacted the actual bonus amounts paid to each named executive officer.
The Company anticipates that the level of revised disclosure regarding the individual objectives would generally be consistent with the following:

Securities and Exchange Commission
October 22, 2008

“The Compensation Committee of the Board of Directors (the “Compensation Committee”) believes that in order to motivate key executives to achieve annual strategic business goals related to both the Company’s overall performance and individual contributions to the Company’s performance, executives should receive annual incentive cash bonuses for their contributions in achieving these goals. Pursuant to their employment agreements, each named executive officer is eligible for annual cash performance bonuses under the Incentive Compensation Plan for Executive Officers (the “Bonus Plan”). Performance incentives under the Bonus Plan are based on financial achievements measured at the consolidated company level and achievement of individual goals (which may include Company or unit financial goals). There are two distinct components of the Bonus Plan, each worth 50% of the bonus at “target” level performance: (1) achievement of specified personal goals/objectives and (2) the Company achievement of certain quantitative goals (e.g., budgeted pre-tax NOI). The potential payouts under both components of the Bonus Plan are based on a sliding scale designed to maximize the payout for superior performance. If the executive does not meet at least 60% of his or her personal goals/objectives, the executive will not receive any payment under the first bonus component attributable to personal goals. There is no over-achievement scale under the first bonus component attributable to personal goals and, therefore, each executive is eligible to receive a payout ranging from 60% to 100% of the targeted bonus amount for this component. Payouts under the second bonus component attributable to the Company’s budgeted pre-tax NOI target are based on a sliding scale with payouts ranging from 50% to 150% of the targeted bonus amount for this component based on a minimum threshold achievement level of 80% of the target and a maximum achievement level of 120%, with no payout if the target is not achieved at the threshold level.
Individual Objectives for Named Executive Officers
The first component, achievement of individual objectives, is determined by an achievement rating of 0% to 100%. The rating is based upon the achievement of individual goals established at the beginning of each fiscal year. The individual executive establishes these goals and the relative weighting with assistance from the executive’s immediate supervisor. Goals are then reviewed and revised or confirmed by the Chief Executive Officer. The goals are then presented to the Compensation Committee and the independent members of the Board of Directors for approval. The Chief Executive Officer develops his own goals with input from members of the Board of Directors. These goals are reviewed and revised or confirmed and approved by the Compensation Committee and presented to the independent members of the Board of Directors for approval.
The 2007 personal objectives for our named executive officers are set forth below, including the relative maximum weight given for achievement of such goal. As indicated above, if a named executive officer does not achieve at least 60% (taking into account relative weighting) of his or her personal objectives, the executive does not receive any portion of the 50% of the bonus attributable to personal objectives. The Chief Executive Officer conducts a performance review for each executive officer and evaluates the achievement of each individual pre-determined goal (taking into account the relative weighting assigned to each goal). The Chief Executive Officer completes a self-evaluation with respect to his performance review. The Chief Executive Officer’s assessment regarding the executive group as well as his self-evaluation is reviewed by the Compensation Committee, which then, in part based on the Chief Executive Officer’s recommendation, makes the final determination regarding executive bonus payouts under the Bonus Plan.

Securities and Exchange Commission
October 22, 2008

Paul Bower	•	growth in earnings per share from previous year (maximum of 40%)
Chief Executive Officer	•	reduction of total debt to enterprise value (maximum of 25%)
	•	research and propose a plan for equity based incentives for senior executives (maximum of 25%)
	•	effective communication with key shareholders, shareholder groups and financial analysts (maximum of 10%)

Randall Brown Chief Financial Officer	•	research and implement cost effective alternatives to raise equity as needed (maximum of 10%)
	•	produce the 2008 business plan for presentation to the Board (maximum of 25%)
	•	ensure that the Company’s management information system is implemented on-time, within budget, and serves as a functioning and useful tool for the Company (maximum of 25%)
	•	increase marketing efforts and presentations to investors (maximum of 40%)

Craig Cardwell	•	focus on effectiveness of internal and external information delivery systems (maximum of 25%)
Executive Vice President	•	improve operating performance (maximum of 25%)
and President of AOES	•	prepare sites for 2008 and 2009 refinancing (maximum of 25%)
	•	initiate models to direct the Company to produce updated student housing facilities with attractive amenities (maximum of 25%)

William Harris	•	improve and manage development team, including risk management (maximum of 33.3%)
Senior Vice President	•	improve and refine marketing efforts for development company (maximum of 33.3%)
and President of Allen &	•	identify new development markets and/or opportunities (maximum of 33.3%)
O’Hara Development
Company

Thomas Trubiana Senior Vice President and Chief Investment Officer	•	establish investment criteria and standards for development company and establish relationships and agreements with developers to increase off-campus developments (maximum of 50%)
	•	actively pursue acquisitions, complete transition out of direct development (maximum of 30%)
	•	develop a program to invest the Company’s capital in on-campus developments (maximum of 20%)
The table below discloses, for each named executive officer, the maximum amount that each named executive officer was eligible to receive under the personal objective component based on their 2007 base salary, the actual level of achievement of such personal goals during 2007 (percentage and amount paid) and the total dollar amount received pursuant to the Bonus Plan for 2007 (which includes both components under the Bonus Plan).

Securities and Exchange Commission
October 22, 2008

	Maximum Amount		Actual Achievement
	Available under		Percentage under	Actual Bonus under		Total Bonus Amount
	Personal Objective		Personal Objective	Personal Objective		Received under 2007
	Component		Component	Component		Bonus Plan *
Paul Bower	$175,000	(1)	35%	$0	(6)	$175,000

Randall Brown	$121,500	(2)	75%	$91,125		$212,625

Craig Cardwell	$94,500	(3)	78%	$73,710		$168,210

William Harris	$42,500	(4)	100%	$0	(7)	$0	(7)

Thomas Trubiana	$63,750	(5)	77.5%	$49,406	(8)	$74,547	(8)
*
Includes achievement under both components of Bonus Plan (personal and company performance objectives). Each named executive officer received the full targeted amount of the second bonus component because the Company met its budgeted pre-tax NOI target in 2007.

(1)	Mr. Bower’s target bonus amount under the Bonus Plan is 100% of his annual base salary, which was $350,000 for 2007. The personal objective component is worth 50% of the target bonus.

(2)	Mr. Brown’s target bonus amount under the Bonus Plan is 100% of his annual base salary, which was $243,000 in 2007. The personal objective component is worth 50% of the target bonus.

(3)	Mr. Cardwell’s target bonus amount under the Bonus Plan is 100% of his annual base salary, which was $189,000 in 2007. The personal objective component is worth 50% of the target bonus.

(4)	Mr. Harris’ target bonus amount under the Bonus Plan is 50% of his annual base salary, which was $170,000 in 2007. The personal objective component is worth 50% of the target bonus.

(5)	Mr. Trubiana’s target bonus amount under the Bonus Plan is 75% of his annual base salary, which was $170,000 in 2007. The personal objective component is worth 50% of the target bonus.

(6)	Mr. Bower did not receive the personal objective component of the bonus because he did not meet the minimum threshold of 60%.

(7)
During 2007, Mr. Harris was eligible to participate in both the Bonus Plan and the Student Housing Development Bonus Plan; however, he was only eligible to receive a maximum of the greater of the two. During 2007, the bonus Mr. Harris received from the Student Housing Development Bonus Plan exceeded the amount of the award he was eligible for under the Bonus Plan; therefore, Mr. Harris received only the Student Housing Development Bonus.

(8)
During 2007, Mr. Trubiana was eligible to participate in both the Bonus Plan and the Student Housing Development Bonus Plan; however, he is only eligible to receive a maximum of the greater of the two. During 2007, the bonus Mr. Trubiana received from the Student Housing Development Bonus Plan was $38,291. Mr. Trubiana received the remaining $74,547 of the $112,838 he was eligible for under the Bonus Plan.”

Competitive Harm Due to Disclosure of Budgeted Pre-tax Net Operating Income
We respectively submit that Instruction 4 to Item 402(b) of Regulation S-K provides that a company need not disclose the specific qualitative and quantitative aspects of its performance objectives and goals if such disclosure would result in competitive harm to such company.

Securities and Exchange Commission
October 22, 2008

Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.
Courts have construed exemption 4 and provided guidance regarding the scope of the exemption in several cases. One of the principal cases is Gulf & Western Industries, Inc. v. United States, in which the Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit”) affirmed a district court ruling that the government was entitled to withhold certain documents pursuant to exemption 4. Gulf & W. Indus., Inc. v. United States, 615 F.2d 527, 534 (D.C. Cir. 1979). In that case, the court held that for information to fall within exemption 4, “the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.” Id. at 529 (citing Nat’l Parks and Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974)). The information being sought in that case met the first two requirements because it related to the business of Norris Industries, Inc., a third party defense contractor (“Norris”). Id. at 529-30. In determining whether such information was entitled to confidential treatment, the court, citing Morton, held that “[i]nformation is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” Id. at 530 (citing Morton, 498 F.2d at 770).
The D.C. Circuit further held that “[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Id. at 530.
The court ultimately affirmed the district court’s ruling that the government was entitled to withhold the information being sought because it found that disclosure of such information would allow Norris’s competitors to calculate accurately its future bids and its pricing structure from the withheld information. Id. at 530, 534. According to the court, such information should remain confidential because it was not “of the type normally released to the public” and that “substantial competitive harm” would be caused if it were disclosed. Id. at 530.
In Critical Mass Energy Project v. Nuclear Regulatory Communication, the D.C. Circuit, in an en banc decision, re-affirmed the long-standing two-part exemption 4 confidentiality test that was first articulated in Morton, supra, and on which the Gulf & Western court based its decision. Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 872-73 (D.C. Cir. 1992). Under the Morton test, any financial or commercial information is confidential for the purposes of exemption 4 if “disclosure would be likely either (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770). While government interest is unlikely to be implicated where the production of information is compelled, competitive interest remains a threat to the business of the person from whom the information is sought.

Securities and Exchange Commission
October 22, 2008

We respectively submit that, as elaborated more fully below, disclosure of the Company’s actual budgeted pre-tax NOI target is exempt from disclosure under exemption 4 because it meets all three requirements referred to above: the target performance information (1) is commercial or financial; (2) was obtained from a person outside of the government and (3) is “confidential,” as defined by the D.C. Circuit in Gulf & Western. For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to the Company would be caused were it to be disclosed.
The Company’s budgeted pre-tax NOI is not publicly disclosed to the securities markets. Pre-tax NOI is non-GAAP performance measure utilized by the Company primarily as an operational metric used to measure return on invested equity capital and as an intrinsic valuation tool, not as a broad financial measure reported or required to be reported in accordance with GAAP, such as earnings per share. Disclosure of budgeted pre-tax NOI information in the Company’s annual proxy statement would allow the Company’s competitors, creditors and other interested third parties (such as development partners, sellers of real estate that the Company has targeted for purchase or potential buyers of real estate targeted by the Company for disposition) to make certain calculated assumptions regarding the Company’s business strategy and forecasts, confidential intrinsic valuation and individual property-level performance and trends, and would impair our negotiating positions, including by providing confidential internal pricing and valuation information, with respect to our efforts to refinance, sell and/or jointly develop real estate assets.
Additionally, our competitors and other third parties would be able to discern whether the budgeted pre-tax NOI is going up or down and then use that information for their own negotiating purposes or otherwise to our disadvantage. For example, if we set targets at a higher level than previous years, competitors may discern that we expect rental revenues to climb and may assert to potential tenants that we are charging excessive rental rates. If we set targets at a lower level than previous years, competitors may surmise that either one or a combination of the following trends is occurring: our business is slowing down, we have an increase in vacancies and/or our operating expenses, which information could be used to our disadvantage by our competitors as well as our existing and potential strategic partners or creditors (including by way of decreasing our negotiating leverage). Given that the other public company in the student housing space, as well as the private entities with which we compete, do not (and are not required to) publish this information, the disclosure of our budgeted pre-tax NOI would, in addition to providing sensitive and confidential valuation and strategic information to our competitors and others, put the Company at a significant disadvantage versus our competitors who are not similarly impaired by such a disclosure requirement. Furthermore, our internal budget targets are generally more aggressive than our public guidance, and publication of those targets, even on a year-delayed basis, would create the risk of misleading the securities markets, as analysts might erroneously use that historical number in projecting future performance.
Moreover, we do not believe that the disclosure of the Company’s budgeted pre-tax NOI target is material to a full understanding and analysis of our named executive officer compensation, compensation philosophy or compensation objectives, particularly since investors do not otherwise have specific disclosure regarding this performance measure in any of the Company’s financial disclosures and, therefore, no objective means by which to assess or determine performance or difficulty in achievement.

Securities and Exchange Commission
October 22, 2008

The Company does, however, intend in future filings to articulate the degree of difficulty associated with achieving this target consistent with the Staff’s guidance and SEC rules, which we believe is the most relevant investor information in this case. We anticipate that the disclosure would generally be consistent with the following:
“We do not intend to publicly disclose the budgeted pre-tax NOI target, as this goal reflects competitive, sensitive information (including confidential information regarding our internal opinion on the value of our real estate assets, property level performance and expectations, development, acquisition and joint venture strategies and/or pricing, and operational strategies), and we do not believe such information is material or necessary to understand our executive compensation programs. However, we intend to approve “target” Company performance goals under the Bonus Plan that require successful execution but are both attainable and practical based on a realistic estimate of our financial and strategic performance for the coming year. It is also our general goal to maintain consistency from year to year in the level of difficulty in achieving the financial performance thresholds. By way of example, the Company met its threshold level of budgeted pre-tax NOI target in 2006 and 100% of the target level in 2007, therefore each of our named executive officers received 84% and 100% of the target payout amount for 2006 and 2007, respectively, under the second component of the Bonus Plan relating to Company performance. However, as the many variables that ultimately determine our performance outcomes are subject to numerous risks and uncertainties, actual performance, and corresponding payouts under our Bonus Plan, may be subject to a wide range of outcomes.”
In summary, based on the above, we believe that disclosure of the Company’s budgeted pre-tax NOI would result in competitive harm to the Company and is not material to a full understanding and analysis of our named executive officer compensation and thus we respectively submit that disclosure is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
**************************

Securities and Exchange Commission
October 22, 2008

In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments concerning this response letter to the undersigned at (901) 259-2507.
Sincerely,
By /s/ Randal H. Brown
Randal H. Brown
Chief Financial Officer

cc:	Duc Dang (Securities and Exchange Commission)
Paul Bower (Education Realty Trust)
John Good (Bass, Berry & Sims PLC)